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NEWS RELEASE

For further information contact:

Dailey J. Berard                                                      Pete Roman
Chief Executive Officer                                  Chief Financial Officer
(318) 367-8291                                                    (318) 367-8291

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FOR IMMEDIATE RELEASE
OCTOBER 28, 1997


                           UNIFAB INTERNATIONAL, INC.
                REPORTS SECOND QUARTER AND YEAR-TO-DATE EARNINGS

New Iberia, LA - UNIFAB International, Inc. (NASDAQ: UFAB) today reported net income of $1.3 million ($.36 per share) on revenue of $17.9 million for its second quarter ended September 30, 1997, compared to net income of $1.1 million ($.32 per share) on revenues of $18.2 million for the second quarter ended September 30, 1996. The Company completed its initial public offering on September 24, 1997 in which 3.2 million shares were sold causing the weighted average shares outstanding to increase from 3.5 million prior to completion of the offering to 3.6 million for the quarter ended September 30, 1997.

Net income for the six months ended September 30, 1997 was $2.4 million ($.69 per share) on revenue of $33.5 million, compared to net income of $2.2 million ($.63 per share) on revenues of $36.7 million for the six months ended September 30, 1996.

Dailey J. Berard, UNIFAB International, Inc.'s President, CEO, and Chairman of the Board noted, "Profit margins have improved over last year as a result of strong demand in the oil and gas industry for the company's fabrication services. The shortage of skilled workers remains a major concern. The company has begun to invest proceeds from its initial public offering in capital improvements and equipment. We continue to evaluate growth opportunities through expansion and acquisition of core-value companies."

UNIFAB International, Inc. is an industry leader in the custom fabrication of decks and modules of drilling and production equipment and other structures used in the development and production of oil and gas reserves. In addition, the Company refurbishes and retrofits existing jackets and decks and performs offshore piping hook-up and platform maintenance services. Dailey Berard serves on a number of committees and task forces that are working to improve training and education of the workforce in Louisiana.